UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42452

WF International Limited

(Exact name of registrant as specified in its charter)

No. 1110, 11th Floor, Unit 1, Building 7, No. 477, Wanxing Road

Chengdu, Sichuan, China, 610041

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This report of foreign private issuer on Form 6-K is being filed to disclose the home country rule exemption of WF International Limited, a Cayman Islands exempted company (the “Company”), that it intends to disclose in its annual report on Form 20-F for the fiscal year ending September 30, 2025.

As a company incorporated in the Cayman Islands that is listed on The Nasdaq Stock Market LLC (“Nasdaq”), the Company is subject to Nasdaq corporate governance requirements. Under Nasdaq rules, a foreign private issuer may, in general, follow its home country corporate governance practices in lieu of some of the Nasdaq corporate governance requirements. Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3)(A), which provides (with certain exceptions not relevant to the conclusions expressed herein) that a foreign private issuer may follow its home country practice in lieu of the requirements of the Nasdaq Listing Rules 5600 Series, 5250(b)(3) and 5250(d), the Company has elected to be exempt from the Nasdaq Listing Rule 5635(d), which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities in connection with transactions other than public offerings.

Maples and Calder (Hong Kong) LLP, the Company’s Cayman Islands counsel, has provided a letter to Nasdaq certifying that under Cayman Islands law, the Company is not required to comply with above-mentioned requirements.

Except for the foregoing, there is no significant difference between the Company’s corporate governance practices and what Nasdaq requires of domestic U.S. companies.

Exhibit Index.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Home Country Exemption Letter

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WF International Limited

By:	/s/ Ke Chen
Ke Chen Chief Executive Officer

Dated: September 30, 2025